Mail Stop 3561

March 8, 2010

Troy Alstead
Executive VP & Chief Financial Officer
Starbucks Corporation
2401 Utah Avenue South
Seattle, Washington 98134

Re: Starbucks Corporation
File No. 000-20322
Form 10-K: For the Fiscal Year Ended September 27, 2009

Dear Mr. Alstead:

We have reviewed the above referenced filings and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We have also asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comment via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Year Ended September 27, 2009

Item 1. Business

Company-operated Retail Stores, page 3

1. We note that you disclose store openings net of store closures. We believe it would be more useful to investors to able to see gross store openings and store closures. In future filings, please consider disclosing the gross number of stores opened and closed.

Product Supply, page 6

2. Please tell us and clarify in future filings what is meant by "price to be fixed" purchase commitments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Consolidated Results of Operations, page 23</u>

3. We note your disclosure regarding the changes in transaction volume and average value per transaction. In addition to providing these percentages, please revise future filings to quantify the impacts of these changes on net revenues. For example, please revise future filings to quantify the actual dollar amount of aggregate net revenue change during the period attributed to a change in transaction volume.

4. We note that you discuss certain factors to which changes are attributable but, you do not quantify some of these factors. For example, you state that cost of sales including occupancy costs decreased as a percentage of revenues primarily due to the implementation of in-store operational efficiencies designed to reduce product waste, and due to lower dairy costs in the US, partially offset by higher coffee costs, but you do not quantify each of the different factors. In future filings, please ensure that all material factors are analyzed and quantified to the extent practicable.

<u>Operating Segments, page 26</u>

5. In future filings please quantify, discuss, and analyze changes in costs of sales including occupancy costs and store operating expenses for each segment on a stand-alone basis in addition to your current disclosure which is made in the context of operating margin.

<u>Item 8. Financial Statements and Supplementary Data</u>

<u>Note 1. Summary of Significant Accounting Policies</u>

<u>Allowance for Doubtful Accounts and Inventories, page 46</u>

6. In future filings, please provide a roll-forward of your allowance for doubtful accounts and inventory reserves. Please refer to Rule 5-04 of Regulation S-X for further guidance.

<u>Note 9. Other Intangibles Assets and Goodwill, page 61</u>

7. Please tell us and disclose in future filings what your reporting units are and how goodwill is allocated amongst these reporting units. Additionally, we noted that you closed approximately 771 US company operated retail stores and an additional 102 international company operated retail store during fiscal year 2008 and 2009 combined. However, it appears that there was no impact on goodwill as a result of these store closures. Please tell us how you considered the guidance in paragraphs 350-20-35-51 through 350-20-35-57 of the FASB Accounting Standards Codification or formerly paragraph 39 of FAS 142.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Aamira Chaudhry at 202-551-3389 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief